Sichenzia Ross Friedman Ference LLP
                  1065 Avenue of the Americas New York NY 10018
                 Tel 212 930 9700 Fax 212 930 9725 www.srff.com


                                   May 9, 2006


Carmen Moncada-Terry, Esq
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:      NewGen Technologies, Inc.
                  Registration Statement on Form SB-2
                  Filed February 10, 2006
                  File No. 333-131745

                  Form 10-KSB for the fiscal year ended December 31, 2005 Filed April 17, 2006
                  File No. 33-22264


     Dear Ms. Moncada-Terry:

      This firm represents NewGen Technologies, Inc. (the "Company") in the above-referenced matters. In accordance with our conversation, enclosed are the revised pages of the Company's amended Form 10-KSB, which we intend to file as soon we have been informed that the revisions made are satisfactory. Below please find our responses to your May 3, 2006 comment letter:

Form 10-KSB for the Fiscal Year Ended December 31, 2005
-------------------------------------------------------

Management's Discussion and Analysis or Plan of Operation
---------------------------------------------------------

Plan of Operations, page 21
---------------------------

1. You disclose that your cash requirements are $60 million related to your biodiesal plant in the Southeast, plus an additional $140 million related to your joint ventures with PowerSHIFT Energy Company, Inc. On page 22, you disclose you do not have sufficient cash to meet your anticipated obligations over the next twelve months. On page 23, you disclose you have sufficient funds for the near term. Revise the discussion of your plan of operations and your discussion of liquidity and capital resources to consistently describe your financial position. include a specific discussion of how long you can currently satisfy your cash requirements and your plans for raising additional funds over the next twelve months.

      Response
      --------

      We have revised the discussion of the Company's plan of operations and the discussion of the Company's liquidity and capital resources to consistently describe its financial position. In addition, we have included a specific discussion of how long the Company can currently satisfy its cash requirements and its plans for raising additional funds over the next twelve months.

2. We note that you will require additional debt or equity financing to meet your anticipated capital expenditures of approximately $200 million, and the amount of authorized but unissued shares you have available. Provide specific disclosures regarding your expectations as to the nature and terms of the financing, analysis of the amounts or ranges involved and how it may differ from your current financing arrangements. Refer to Financial Reporting Codification 501.l3.b.2 for guidance.

      Response
      --------

      We have revised to provide additional disclosures regarding the types of financing the Company's is expecting to obtain.

Recent Accounting Pronouncements, page 25
-----------------------------------------

3. We note your discussion of the unamortized stock compensation to be recognized as a result of adopting SFAS 123(R) in the quarter ending March 31, 2006. Revise your disclosure to provide.

      o     a brief description of the new standard,
      o     the methods of adoption allowed,
      o     the method expected to he utilized, if known, and
      o the impact the adoption is expected to have on your financial statements.

      In particular, revise this disclosure to address the fair value of the stock based compensation that will be expensed each year. Refer to Staff Accounting Bulletin Topic 11 M for guidance.

      Response
      --------

      We have revised the disclosure to address the fair value of the stock based compensation that will be expensed each year.

Financial Statements and Supplementary Data
-------------------------------------------

Consolidated State of Operations, page F-3
------------------------------------------

4. You have disclosed $4.2 million of operating expenses for 2005. Revise your statement of operations to disclose your operating expenses in sufficient detail to enhance the reader's understanding of the nature and trends of current changes affecting your business. This presentation should include a separate line item for each material expense category.

      Response
      --------

      We have revised the statement of operations to disclose the Company's operating expenses in sufficient detail to enhance the reader's understanding of the nature and trends of current changes affecting the Company's business.

Note - Organization, page F-6
-----------------------------

5. Expand your disclosures to clarify the legal and accounting form of your recapitalization transaction. Specifically, your disclosure should state that the historical financial statements presented are a continuation of Refuel America, Inc., and not those of Bongiovi Entertainment Inc., and explain that the capital structure of the Company is now different from that appearing in the historical financial statements of Bongiovi Entertainment Inc. due to the effects of the reverse merger.

      Response
      --------

      We have expanded the disclosure to clarify the legal and accounting form of the Company's recapitalization.

Note 2 -Summary of Significant Accounting Policies, page F-7
------------------------------------------------------------

6. We note your policy for the consolidation of joint ventures determined to be variable interest entities. For each of your joint ventures, tell us the facts and circumstances you considered to conclude that the joint venture is a variable interest entity and that you are the primary beneficiary of that variable interest. Refer to Financial Interpretation 46(R) for further guidance. We may have further comment.

      Response
      --------

      The facts and circumstances that the Company considered to conclude that the joint venture is a variable interest entity and that the Company is the primary beneficiary of that variable interest is annexed hereto.

Note 9 -Related Party Transactions, page F-16
---------------------------------------------

7. It appears the assignment and royalty agreement between the company and the directors is a material agreement. File this agreement as an exhibit as required by Regulation S-B Item 601(b)(10).

      Response
      --------

      A copy of the assignment and royalty agreement between the Company and the directors will be filed as an exhibit.

Note 11 -Subsequent Events, page F-I 7
--------------------------------------

8. We note your issuance of convertible debt and warrants that are convertible into a variable number of shares of your common stock depending on the market price of such stock. Tell us how you will report and account for each of these financial instruments in your March 31, 2006 financial statements. In your response, tell us what consideration you gave to the guidance in SFAS 133, Emerging issues Taskforce (EITF) 00-19 and other related accounting guidance. Please refer to Current Accounting and Disclosure Issues, page 30, on our website at http://www.sec.gov/divisions/corpfin.shtml for further guidance. We may have further comment.

      Response
      --------

      We have referred to the Current Accounting and Disclosures Issues in the Division of Corporation Finance, page 30. The Company is aware that its convertible debentures and related warrant will be required to be accounted for under either SFAS 133, ETIF 00-19, SFAS 150 or APB 14. The Company is also considering ETIF D-98, EITF 98-5, and ETIF 00-27 as they relate to beneficial conversion features. Further, the Company is currently evaluating the terms contained in the convertible debenture agreements and any registration rights. The Company has not yet performed the detailed analysis to determine the value of these potential liabilities. The Company expects to have this analysis completed for its March 31, 2006 financial statements.

Controls and Procedures, page 29
--------------------------------

9. We note you have concluded as to the effectiveness of your internal control over financial reporting. Remove this disclosure, or provide all of the information required by Regulation S-B Item 308 regarding this disclosure, including the attestation report of the registered accounting firm on such assessment.

      Response
      --------

      We have removed the requested disclosure.

10. We further note your disclosure regarding significant changes in internal controls subsequent to year end. Amend this disclosure to address any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, as required by Regulation S-B Item 308(c).

      Response
      --------

      We have amended this disclosure to address any changes in the Company's internal control over financial reporting that occurred during its last fiscal quarter that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting, as required by Regulation S-B Item 308(c).

Exhibits 31.1 and 31.2, page 36
-------------------------------

11. Revise the wording of your certifications to conform exactly to the wording required by Regulation S-B Item 601(B)(3 1). Revise as follows:

   o The title of each exhibit 31 .1 and 31.2 should be "Certifications". Remove all other language at the top of the exhibit.

   o Remove all references to "annual" or "quarterly" before the word "report" except in paragraph number 1. Remove the introductory language in paragraph 4 that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company since you have removed paragraph 4(b). This language is only required in the first annual report required to contain management's internal control report and thereafter

   o All references to "registrant" or "registrant's" should be replaced with the phrases "small business issuer" or "small business issuer's", respectively

      Response
      --------

      We have revise the wording of the Company's certifications to conform to the wording required by Regulation S-B Item 601(B)(3 1).

                                       ***

         Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

                                                     Sincerely,

                                                     /s/Yoel Goldfeder

                                                     Yoel Goldfeder

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 FORM 10-KSB/ A

                                (Amendment No. 1)


|X|  ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934
            For the period June 1, 2005 (Inception) to December 31, 2005

|_| TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission File Number: 033-22264

                            NEWGEN TECHNOLOGIES, INC.
                        (A development stage company)
                (Name of small business issuer in its charter)


          Nevada                                      33-0840184
         --------                                    -------------
State or other jurisdiction of           I.R.S. Employer Identification Number
incorporation or organization

        6000 Fairview Road 12th Floor, Charlotte, North Carolina 28210
        --------------------------------------------------------------
                     (Address of principal executive office)

                    Issuer's telephone number: (704) 552-3590
                                               --------------

     Securities registered under Section 12(b) of the Exchange Act: None

     Securities registered under Section 12(g) of the Exchange Act: None

Check whether the Issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.) Yes |X| No |_|

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. |_|

The Issuer's revenues for the period June 1, (inception) to December 31, 2005 were $-0-.

As of April 12, 2006 the number of shares outstanding of the Issuer's common stock was 38,611,224.

As of April 12, 2006 the aggregate number of shares held by non-affiliates was approximately 14,477,195.

As of April 12, 2006 the aggregate market value of the Issuer's common stock held by non-affiliates was $18,530,810, based on the average high and low price of $1.28 per share as of April 12, 2006.

                            NEWGEN TECHNOLOGIES, INC.
                     (Formerly Bongiovi Entertainment, Inc.)
                          (A development stage company)
                                 FORM 10-KSB/ A
                                (Amendment No. 1)

                                EXPLANATORY NOTE

This amendment No. 1 on Form 10-KSB/ A (this "Form 10-KSB/ A) amends our Annual Report on Form 10-KSB for the period from June 1, 2005 (Inception) to December 31, 2005, as initially filed with the Securities and Exchange Commission (the "SEC") on April 17, 2006. The amendment is being filed to reflect comments from a review of our filing made by the Securities & Exchange Commission Division of Corporation Finance in conjunction our Form SB-2 registration statement as filed on April 21, 2006. The following changes have been made:

o Part II Item 5. The first quarter stock price for 2006 have been changed from a high of $0.95 and a low of $0.87 to the correct values of a high of $3.50 and a low of $0.70.
o Pat II Item 6 - "Corporate History" and Footnote No. 1 "Organization" has added a sentence alerting the reader that historical financial statements are those of Refuel America, Inc. not Bongiovi Entertainment, Inc. and the capital structure is different than those appearing in the historical financial statements of Bongiovi.
o Part II Item 6 - "Plan of Operations" has made consistent the fact that we do not have sufficient cash to fund our operations in the near term. Additional paragraphs have been added to clarify the debt financing that we expect to raise and clarify that financing in place for $2,150,000 that will be remitted two days before our registration statement filed on Form SB-2 becomes effective, will provide the capital to fund operations after the near term for the next 12 months.
o Part II Item 6 "Recent Accounting Pronouncements" has enhanced our disclosure of SFAS 123(R) and now includes a description of the new standard, methods of adoption allowed, the method expected to be utilized and the impact the adoption will have on our financial statements as well as the compensation that will be expensed for each year.
o Page F-3 "Consolidated Statement of Operations" has disclosed the material expense categories in separate line items.
o Part II Item 8A "Controls and Procedures" the paragraph has been removed as we have not provided all the information required under Regulation S-B
      Item 308, nor is it yet required.
o Exhibits 31.1 and 31.2 "Certifications" have been revised to conform with the wording required by Regulation S-B Item 601 (B)(31)
o Part III Item 11 "Security Ownership of Certain Beneficial Owners" has corrected an error in the number of shares beneficially owned. Our transfer agent indicated that Cornell Capital Partners owned 5,300,000 shares or 13.73% of the shares beneficially owned. The correct amount is 3,137,329 and 8.13%.

This form 10-KSB/A does not reflect events occurring after the filing of the Form 10-KSB on April 17, 2006 or modify or update these disclosures, including exhibits on the Form 10-KSB affected by subsequent events. Information not affected by the adjustments noted above is unchanged and reflects the disclosures made at the time of the original filing of Form 10-KSB on April 17, 2006.

Accordingly, this Form 10-KSB/ A should be read in conjunction with our filings made with the SEC subsequent to the filing of the original Form 10-KSB, including any amendments to those filings

                                 FORM 10-KSB/ A

                                (Amendment No. 1)


          FOR THE PERIOD JUNE 1, 2005 (INCEPTION) TO DECEMBER 31, 2005

                                      INDEX

                                                                            Page


PART I......................................................................   5
        ITEM 1. DESCRIPTION OF BUSINESS.....................................   5
        ITEM 2. DESCRIPTION OF PROPERTY.....................................  18
        ITEM 3. LEGAL PROCEEDINGS...........................................  18
        ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITYHOLDERS..........  18
PART II.....................................................................  19
        ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED
        STOCKHOLDER MATTERS AND SMALL BUSINESS ISSUER PURCHASES
        OF EQUITY SECURITIES................................................  19
        ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
        OPERATION...........................................................  20
        ITEM 7. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.................  29
        ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
        ACCOUNTING AND FINANCIAL DISCLOSURE.................................  30
        ITEM 8A. CONTROLS AND PROCEDURES....................................  30
        ITEM 8B. OTHER INFORMATION..........................................  30
PART III....................................................................  31
        ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
        CONTROL PERSONS; COMPLIANCE  WITH SECTION 16(a) OF THE
        EXCHANGE ACT........................................................  31
        ITEM 10. EXECUTIVE COMPENSATION.....................................  33
        ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
        AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS......................  34
        ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.............  35
        ITEM 13. EXHIBITS...................................................  36
        ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.....................  38

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND SMALL BUSINESS ISSUER PURCHASES OF EQUITY SECURITIES.

      Our common stock is traded on the OTC Bulletin Board, referred to herein as the OTCBB, under the symbol "NWGN". The following table sets forth, for the calendar periods indicated, the range of the high and low last reported bid prices of our common stock, as reported by the OTCBB. The quotations represent inter-dealer prices without retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.


                                                                    2006
                                                               High        Low
                                                            --------    --------
1st Quarter ............................................    $   3.50    $   0.70


                                                                    2005
                                                               High        Low
                                                            --------    --------
1st Quarter ............................................    $   1.50    $   0.75
2nd Quarter ............................................    $   1.50    $   0.51
3rd Quarter ............................................    $   3.99    $   0.60
4th Quarter ............................................    $   2.50    $   1.25

                                                                    2004
                                                               High        Low
                                                            --------    --------

1st Quarter ............................................    $   4.50    $   0.78
2nd Quarter ............................................    $   2.10    $   0.69
3rd Quarter ............................................    $   1.20    $   0.75
4th Quarter ............................................    $   1.20    $   0.75


As of April 12, 2006|_|, there were approximately 343 holders of record of our common stock.

Recent Issuances of Unregistered Securities.

      In December 2005, the Company exchanged a total of 13,000 shares of Common Stock to various individuals who exchanged services and future services at a value of $1.00 per share totaling $13,000, of which $4,000 remains deferred as of December 31, 2005.

      In December 2005, the Company sold 1,070,200 shares of Common Stock to various individuals at a value of $1.00 per share for cash proceeds of $265,200 and a subscription receivable of $805,000 as of December 31, 2005, which has been subsequently paid.

      On January 14, 2006, the Company sold and issued 440,000 shares of Common Stock to various individuals and a mutual fund at $1.00 per share for cash proceeds of $440,000.

      In conjunction with the sale of shares of Common Stock in December 2005, the Company issued a warrant to purchase 140,000 shares of the Company's Common Stock at an exercise of $1.50 per share. The warrant was issued on January 16, 2006 and expires in 5 years.

      All other sales have been previously reported on Form 8-K.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

INTRODUCTION

      The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto. Our fiscal year ends December 31. This document contains certain forward-looking statements including, among others, anticipated trends in our financial condition and results of operations and our business strategy. (See "Factors Which May Affect Future Results"). These forward-looking statements are based largely on our current expectations and are subject to a number of risks and uncertainties. Actual results could differ materially from these forward-looking statements. Important factors to consider in evaluating such forward-looking statements include (i) changes in external factors or in our internal budgeting process which might impact trends in our results of operations; (ii) unanticipated working capital or other cash requirements; (iii) changes in our business strategy or an inability to execute our strategy due to unanticipated changes in the industries in which the Company operates; and (iv) various competitive market factors that may prevent us from competing successfully in the marketplace.

Corporate History

      Refuel America, Inc. (a development stage company), (the "Company" or "Refuel") was incorporated on June 1, 2005 under the laws of the state of Delaware. The Company was formed for the purpose of developing and distributing innovative alternative fuels including biodiesel and ethanol blends with regular hydrocarbons. The Company's offices are located in Charlotte, North Carolina. The Company's fiscal year end is December 31.

      On July 29, 2005, Bongiovi Entertainment, Inc. ("Bongiovi"), a totally inactive reporting public shell corporation, consummated a Share Exchange Agreement (the "Agreement") with Refuel whereby all of the shareholders in Refuel had their shares converted into 28,135,033 shares of Bongiovi, or approximately 89% of the common stock of Bongiovi. As part of the reverse merger between Bongiovi and Refuel, warrants were issued to two shareholders to purchase a total of 2,255,000 common shares. One warrant for 2,155,000 common shares has no expiration date and has an exercise price of $0.001 per share. The other warrant for 100,000 common shares is exercisable for a term of five years and has an exercise price of $5.00 per share. Under generally accepted accounting principles, a company whose stockholders receive over fifty percent of the stock of the surviving entity in a business combination is considered the acquirer for accounting purposes.


      The transaction was accounted for as an acquisition of Bongiovi, the legal acquirer, and a recapitalization of Refuel, the accounting acquirer. The historical financial statements presented are a continuation of Refuel and not those of Bongiovi. Due to the effects of the reverse merger, the capital structure is different than those appearing in the historical financial statements of Bongiovi.


      On August 10, 2005, to effect a name change, Bongiovi executed a merger and reorganization agreement with the sole shareholder of NewGen Technologies, Inc, a newly formed Nevada corporation. This transaction effectively changed the registrant's name from Bongiovi Entertainment, Inc. to NewGen Technologies, Inc. ("NewGen").

      There have been no significant operations since inception and the Company is in the process of raising additional capital and financing for future operations.

      As of December 31, 2005, we had cash available to fund current operations for approximately one month. In January 2006, we received cash proceeds of $440,000 from the issuance of 440,000 shares of common stock, as discussed below, and gross cash proceeds of $2,200,000 from the issuance of 10% convertible debentures, as discussed below. In addition, in March 2006, we received gross cash proceeds of $650,000 from the further disbursement of funds under the 10% convertible debentures. We will receive further gross proceeds of $2,150,000 from the 10% convertible debentures two business days before our registration statement filed on Form SB-2 is declared effective. We believe the foregoing financing will fund our current operations for the next 12 months.

      In connection with our currently planned capital projects, including, but not limited to the construction and operation of biodiesel plants and power generation facilities, we will require approximately $200 million in additional financing. In addition, we will require approximately $8 million to complete the refurbishment of the fuel terminals We are currently reviewing various proposals for traditional debt project financing in order to fund a majority of the costs of these projects. In addition, we may decide to seek additional private debt or equity financing in order to provide for any additional financing needs we may have.


Results of Operations

      Our consolidated net loss for the period from June 1, 2005 (inception) to December 31, 2005 was $4,264,080. General and administrative expenses primarily consisted of the following:
      o     Professional fees of approximately $1,366,000
            o of which $520,000 related to consulting prior to inception (the largest of which consisted of approximately $200,000 for a Bongiovi consultant) approximately $311,000 in legal fees, approximately $200,000 in other outside services, $158,000 in accounting fees and $154,000 in recruiting fees;
      o Wages approximating $1,650,000, of which $857,000 related to stock option grants;
      o     Travel expenses were approximately $452,000;
      o     Marketing studies were approximately $241,000;
      o Royalty expense of $125,000 relating the assignment to the company of the Great Britain patent applications from related parties;
      o     Investor relations were approximately $118,000;
      o Reserve for uncollectible amounts paid on behalf of the international joint venture not yet consummated, approximated $109,000.

      Currently there are no signed contracts that will produce revenue and no commitments to purchase feedstock. There can be no assurances that management will be successful in negotiating such contracts.

      Bank fees and interest expense on note payable amounted to approximately $33,000.

      Prior to June 1, 2005, the Company had no operating business.

Liquidity and Capital Resources


Cash and Cash Flows From Operations
-----------------------------------
      As of December 31, 2005, we had a cash balance of $151,430 and negative cash flow from operations of $1,878,602. The primary funding of operations was received through issuance of securities as discussed below..

      We do not have sufficient funds on hand to fund our current operations through the near term. We intend to complete additional rounds of our private placement financing to fund our current and future operations. If successful in completing this financing, we may not be able to do so on terms that are not excessively dilutive to our existing stockholders or less costly than existing sources of financing. Failure to secure additional financing in a timely manner and on favorable terms if and when needed in the future could have a material adverse effect on our financial performance, balance sheet and stock price and require us to implement cost reduction initiatives and curtail operations. Accordingly, the consolidated financial statements as of December 31, 2005 have been prepared on a going concern basis.

Financing Through Equity
------------------------
      During August and September, 2005 the Company issued 3,333,491 shares to acquire Bongiovi, and sold 4,225,500 shares of common stock to various individuals at a value of $0.50 per share for cash proceeds of $2,112,750. In December 2005, another 1,070,200 shares were subscribed for by various individuals for cash proceeds of $265,200, and a subscription receivable of $805,000. The Company has subsequently collected all amounts due. The proceeds from these offerings were used for the repayment of a portion of an outstanding debt obligation, professional expenses, working capital and general corporate expenses. In addition, the Company issued to employees, 300,000 and 500,000 of options having an intrinsic value of $885,000 and $600,000, respectively, of which $737,500 and $562,500 have been deferred as of December 31, 2005. The Company also issued 300,000 shares in January 2006, discussed below in "Cornell Financing" and issued an additional 440,000 shares to various individuals at$1.00 per share for cash proceeds of $440,000 also in January, 2006.

Financing through Debt - Cornell Debenture
------------------------------------------
      To obtain funding we entered into a Securities Purchase Agreement with Cornell Capital Partners LP ("Cornell") on January 24, 2006 for the sale of $5,000,000 in secured convertible debentures and a warrant to purchase 1,125,000 shares of our common stock at $1.00 per share. Provided that the terms and conditions of the Securities Purchase Agreement are satisfied, Cornell Capital Partners LP is obligated to provide us with an aggregate of $5,000,000 as follows:

      o     $2,200,000 was disbursed on January 24, 2006;
      o     $650,000 was disbursed on March 14, 2006; and
      o $2,150,000 will be disbursed two business days before our registration statement filed on Form SB-2 is declared effective.

      The secured convertible debentures bear interest at 10%, mature three years from the date of issuance and the principal is convertible into our common stock, at a conversion price per share equal to the lesser of (i) $1.00, or (ii) eighty percent (80%) of the lowest closing bid price for the our common stock during the five trading days immediately preceding the conversion date, subject to adjustment. Upon three-business days advance written notice, we may redeem the secured convertible debentures, in whole or part if the closing bid price of our common stock at the time of such written notice is less than $1.00. In the event that we exercise our right of redemption within 90 days of the date of issuance of the secured convertible debentures, the redemption will be calculated at 107% of the face value and if the right of redemption is exercised after 90 days of the date of issuance of the secured convertible debentures, the redemption will be calculated at 110% of the face value.

      The warrants are exercisable until three years from the date of issuance and have an exercise price of $1.00 per share. The conversion price of the callable secured convertible debentures and the exercise price of the warrants may be adjusted in certain circumstances such as if we pay a stock dividend, subdivide or combine outstanding shares of common stock into a greater or lesser number of shares, or take such other actions as would otherwise result in dilution of the selling stockholder's position. The selling stockholders have contractually agreed to restrict their ability to convert or exercise their warrants and receive shares of our common stock such that the number of shares of common stock held by them and their affiliates after such conversion or exercise does not exceed 4.99% of the then issued and outstanding shares of common stock. In addition, we have granted the investors registration rights and a security interest in substantially all of our assets and intellectual property.

Off-Balance Sheet Arrangements

      There are no off-balance sheet arrangements.

Recent Accounting Pronouncements


      In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS No. 123(R)), which replaces SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim period after December 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. Under SFAS No. 123(R), the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. The permitted transition methods include either retrospective, prospective or modified prospective adoption. Under the retrospective option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method only relates to the options that were issued prior to January 1, 2006 and have historically been accounted for under the minimum value method. Such options continue to be accounted for under the provisions of APB Opinion No. 25. The modified prospective method requires that compensation expense be recorded for all unvested stock options at the beginning of the first quarter of adoption of SFAS No. 123(R), while the retrospective methods would record compensation expense for all unvested stock options beginning with the first period presented. The Company anticipates adopting the modified prospective method to account for stock options starting in 2006. The Company estimates the impact of adopting SFAS No. 123(R) will be to record additional compensation expense of $780,075, $609,628, $268,734 and $201,551 for 2006 through 2009, respectively.


      In May 2005, the FASB issued SFAS No. 154 that establishes new standards on accounting for changes in accounting principles. Pursuant to the new rules, all such changes must be accounted for by retrospective application to the financial statements of prior periods unless it is impracticable to do so. SFAS No. 154 completely replaces Accounting Principles Bulletin (APB) Opinion 20 and SFAS 3, though it carries forward the guidance in those pronouncements with respect to accounting for changes in estimates, changes in the reporting entity, and the correction of errors. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Going Concern

      The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has a working capital deficiency of $1,331,322 as of December 31, 2005 and a net loss of $4,264,080 and a cash flow deficiency from operations of $1,878,602 for the period from June 1, 2005 (inception) to December 31, 2005. These matters raise substantial doubt about our ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

      The Company's existence is dependent on management's ability to develop profitable operations and resolve the Company's liquidity problems. In order to improve the Company's liquidity, management is actively pursuing additional equity and debt financing through discussions with investment bankers and private investors. There can be no assurance the Company will be successful in its efforts to raise additional financing.

Critical Accounting Policies

      Accounting policies, methods and estimates are an integral part of our consolidated financial statements and are based upon management's current judgments. Certain accounting policies, methods and estimates are particularly important because of their significance to the consolidated financial statements. Note 2 of the Notes to the Consolidated Financial Statements included in Part II Item 7 of this report, includes a summary of the significant accounting policies, estimates and methods we use. The following is a discussion of what we believe to be the most critical of these policies and methods.

                            NEWGEN TECHNOLOGIES, INC.
            (Formerly Bongiovi Entertainment, Inc.) and Subsidiaries
                          (A development stage company)
                      CONSOLIDATED STATEMENT OF OPEREATIONS
          FOR THE PERIOD JUNE 1, 2005 (INCEPTION) TO DECEMBER 31, 2005


Revenues                                                           $         --

Compensation                                                          1,650,000
Professional services                                                 1,366,000
Travel                                                                  452,000
Marketing                                                               241,000
Royalty                                                                 125,000
Investor relations                                                      118,000
Bad debt                                                                108,000
General & administrative                                                170,973
                                                                   ------------

Loss from operations                                                 (4,230,973)
                                                                   ------------

Other (expenses)
   Interest                                                             (27,232)
   Bank fees and escrow fees                                             (5,875)
                                                                   ------------
      Total other (expenses)                                            (33,107)
                                                                   ------------

Loss before provision for income taxes                               (4,264,080)

Provision for income taxes                                                   --
                                                                   ------------

Net loss                                                           $ (4,264,080)
                                                                   ============

Loss per share - basic and diluted                                 $      (0.12)
                                                                   ============

Weighted average number of common
   shares outstanding - basic and diluted                            34,398,490
                                                                   ============

   The accompanying notes are an integral part of the consolidated financial statements

        NEWGEN TECHNOLOGIES, INC. (formerly Bongiovi Entertainment, Inc.)
                 AND SUBSIDIARIES (A Development Stage Company)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        FOR THE PERIOD FROM JUNE 1, 2005 (INCEPTION) TO DECEMBER 31, 2005

(1) ORGANIZATION

Refuel America, Inc. (a development stage company), ("Refuel") was incorporated on June 1, 2005 under the laws of the state of Delaware. Refuel was formed for the purpose of developing and distributing innovative alternative fuels including biodiesel. Refuel's offices are located in Charlotte, North Carolina. Refuel's fiscal year end is December 31.

On July 29, 2005, Bongiovi Entertainment, Inc. ("Bongiovi"), a totally inactive reporting public shell corporation, consummated a Share Exchange Agreement (the "Agreement") with Refuel whereby all of the shareholders in Refuel had their shares converted into 28,135,033 shares of Bongiovi, or approximately 89% of the common stock of Bongiovi. As part of the reverse merger between Bongiovi and Refuel, warrants were issued to two shareholders to purchase 2,255,000 common shares. One warrant for 2,155,000 common shares has no expiration date and has an exercise price of $0.001 per share. The other warrant for 100,000 common shares is exercisable for a term of five years and has an exercise price of $5.00 per share. Under generally accepted accounting principles, a company whose stockholders receive over fifty percent of the stock of the surviving entity in a business combination is considered the acquirer for accounting purposes.


The transaction was accounted for as an acquisition of Bongiovi, the legal acquirer, and a recapitalization of Refuel, the accounting acquirer. The historical financial statements presented are a continuation of Refuel and not those of Bongiovi. Due to the effects of the reverse merger, the capital structure is different than those appearing in the historical financial statements of Bongiovi.


On August 10, 2005, to effect a name change, Bongiovi executed a merger and reorganization agreement with the sole shareholder of NewGen Technologies, Inc, a newly formed Nevada corporation. This transaction effectively changed the registrant's name from Bongiovi Entertainment, Inc. to NewGen Technologies, Inc. ("NewGen").

The Company has not generated any revenues since inception and the Company is in the process of raising additional capital and financing for future operations (See Note 10).

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of NewGen Technologies, Inc., its wholly-owned subsidiaries and all variable interest entities (VIE's) (collectively, "the Company") for which the Company is the primary beneficiary. All material intercompany accounts and transactions have been eliminated in consolidation.

Variable Interest Entities

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN 46). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 (R) provides a new framework for identifying VIE's and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements.

        NEWGEN TECHNOLOGIES, INC. (formerly Bongiovi Entertainment, Inc.)
                 AND SUBSIDIARIES (A Development Stage Company)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        FOR THE PERIOD FROM JUNE 1, 2005 (INCEPTION) TO DECEMBER 31, 2005

Recent Accounting Pronouncements


      In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS No. 123(R)), which replaces SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim period after December 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. Under SFAS No. 123(R), the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. The permitted transition methods include either retrospective, prospective or modified prospective adoption. Under the retrospective option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method only relates to the options that were issued prior to January 1, 2006 and have historically been accounted for under the minimum value method. Such options continue to be accounted for under the provisions of APB Opinion No. 25. The modified prospective method requires that compensation expense be recorded for all unvested stock options at the beginning of the first quarter of adoption of SFAS No. 123(R), while the retrospective methods would record compensation expense for all unvested stock options beginning with the first period presented. The Company anticipates adopting the modified prospective method to account for stock options starting in 2006. The Company estimates the impact of adopting SFAS No. 123(R) will be to record additional compensation expense of $780,075, $609,628, $268,734 and $201,551 for 2006 through 2009, respectively.


In May 2005, the FASB issued SFAS No. 154 that establishes new standards on accounting for changes in accounting principles. Pursuant to the new rules, all such changes must be accounted for by retrospective application to the financial statements of prior periods unless it is impracticable to do so. SFAS No. 154 completely replaces Accounting Principles Bulletin (APB) Opinion 20 and SFAS 3, though it carries forward the guidance in those pronouncements with respect to accounting for changes in estimates, changes in the reporting entity, and the correction of errors. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

(3) DEPOSIT ON LAND AND IMPROVEMENTS

On September 28, 2005, the Company executed a definitive agreement in the amount of $1,700,000 for the purchase of three fuel terminals, subject only to obtaining financing, that are strategically located near existing fuel pipelines in the Southeast United States. In conjunction with this purchase contract, a deposit of $170,000 was given to the seller. On December 13, 2005, the Company paid an additional $170,000 deposit to extend the purchase contract to January 15, 2006. The terminals, with a total storage capacity of over 10 million gallons, and an annual throughput capacity of more than 500 million gallons, will be used for the distribution and storage of alternative fuels, including biodiesel and ethanol blends, as well as traditional hydrocarbons. The Company closed on this purchase on January 24, 2006.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE


EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. NewGen Technologies, Inc.'s Chief Executive Officer and Chief Financial Officer have designed disclosure controls and procedures over financial reporting and evaluated the effectiveness of NewGen Technologies, Inc.'s disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Exchange Act) over financial reporting as of the end of the period covered by this annual report (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, NewGen Technologies, Inc.'s disclosure controls and procedures over financial reporting are effective.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING. During the most recent fiscal year, there have not been any changes in NewGen Technologies, Inc.'s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect internal controls over financial reporting

ITEM 8A. CONTROLS AND PROCEDURES

NONE


ITEM 8B. OTHER INFORMATION

      None.

Name of Beneficial                    Number of     Percentage
Owner (1)                              Shares       of Shares
                                    Beneficially   Beneficially
                                       Owned         Owned (2)


               S. Bruce Wunner(3)        429,833           1.13%
               Ian Williamson         10,232,867          27.02%
               Scott Deininger           280,000               *
               Cliff Hazel            10,000,000          26.39%
               Noel M. Corcoran                0               *
               Cornell Capital
               Partners                3,137,329           8.13%
               All officers and
               directors as a
               group
               (5 persons)            20,942,700          54.54%
          *  Less than 1%.

      (1) Except as otherwise indicated, the address of each beneficial owner is c/o NewGen Technologies, Inc. 6000 Fairview Road, 12th Floor, Charlotte, North Carolina 28210. Cornell Capital Partners, LP is
            located at 101 Hudson St. Jersey City, New Jersey, 07302
      (2)   Applicable percentage ownership is based on 38,611,224 shares of common stock outstanding as of April 12, 2006, together with securities exercisable or convertible into shares of common stock within 60 days of April 12, 2006 for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of April 12, 2006 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
      (3) Of the shares beneficially owned by Mr. Wunner 347,333 shares are owned by FEA, LLC, an entity in which Mr. Wunner owns the majority of the outstanding membership interests.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      On February 1, 2005, Refuel entered into a consulting agreement with Treasure Coast Capital Partners a company solely owned by Bruce Wunner our Chief Executive Office and Chairman. Pursuant to this agreement Mr. Wunner was to be paid fees for various services provided to Refuel. On September 14, 2005, after Mr. Wunner was appointed Chairman, the agreement was modified to pay Mr. Wunner $43,250 for services provided and the remainder of the agreement was canceled.

      On July 1, 2005, Advanced Fuel Chemistry, Inc., a Delaware Corporation ("Advanced Fuel") assigned to Refuel the patent applications previously referenced. According to the terms of this assignment, Refuel was assigned these applications with full title guarantee. In addition, on July 1, 2005, Refuel entered into a royalty agreement, whereby Refuel paid Clifford Hazel, a member of our Board of Directors, and Ian Williamson, our President, an aggregate of $250,000 immediately and is required to pay a continuing royalty fee of the greater of $250,000 or 0.1% of the aggregate fuel additive products sold utilizing the patents per year during the term (indefinite until cancelled by either party) of the Royalty Agreement

EXHIBIT 31.1


                                 CERTIFICATIONS

     I, S. Bruce Wunner, certify that:

      1. I have reviewed this annual report on Form 10-KSB of NewGen Technologies, Inc.;

      2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

      3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

      4. The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

      a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

      b)    [Omitted pursuant to the guidance of Release No. 33-8238];

      c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

      d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth quarter in the case of annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

      5. The small business issuer's other certifying officers and I have disclosed, based on our most recent evaluation, to the small business issuer's auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent function):

            a) All significant deficiencies in the design or operation of internal controls which could adversely affect the small business issuer's ability to record, process, summarize and report financial data and have identified for the small business issuer's auditors any material weaknesses in internal controls; and

            b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.


Dated:    April 17, 2006                 By  /s/ S. Bruce Wunner
                                             ----------------------
                                             S. Bruce Wunner
                                             Chief Executive Officer

EXHIBIT 31.2
                                 CERTIFICATIONS

     I, Scott A. Deininger, certify that:

      1. I have reviewed this report on Form 10-KSB of NewGen Technologies, Inc;

      2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

      3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the for the small business issuer as of, and for, the periods presented in this report;

      4. The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the for the small business issuer and have:

      a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

      b)    [Omitted pursuant to the guidance of Release No. 33-8238];

      c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

      d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth quarter in the case of annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

      5. The small business issuer's other certifying officers and I have disclosed, based on our most recent evaluation, to the small business issuer's auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent function):

            a) All significant deficiencies in the design or operation of internal controls which could adversely affect the small business issuer's ability to record, process, summarize and report financial data and have identified for the small business issuer's auditors any material weaknesses in internal controls; and

            b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal controls and financial reporting



Dated:   April 17, 2006                  By  /s/ Scott A. Deininger
                                             -------------------------
                                             Scott A. Deininger
                                             Chief Financial Officer

      Inquiry on the Application of Interpretation No. 46 (R) for Advanced
                              Biotechnologies, LLC

ISSUE:
------
The management of NewGen Technologies, Inc. ("NewGen" or "the Company") has a foreign owned joint venture and Refuel America, Inc. ("RFA") a wholly-owned subsidiary that has joint venture relationships ("JV's)with several entities. We believe these entities should be consolidated into the financial statements of NewGen to provide more complete information about the resources, obligations, risks and opportunities of the NewGen. NewGen has disclosed in its public filings the fact that we have been entering into a series of JV's to operate its business. We believe FASB Interpretation No. 46 (R), Consolidation of Variable Interest Entities (FIN 46 (R)), applies to ALL NewGen joint ventures as the "voting interest" approach used in Accounting Research Bulletin No. 51, Consolidated Financial Statements (ARB 51) is "not effective in identifying controlling interests in entities that are not controllable through voting interests".

Our auditors have provided the following accounting guidance obtained from Accounting Research Bulletin No. 51, Consolidated Financial Statements, in their interpretation of conditions to consolidation: "As a general rule, direct (or indirect) ownership of more than 50% of the outstanding voting stock of a company is a condition that ordinarily points to consolidation. The only exception to this general rule is when control does not rest with the majority owners (e.g., subsidiary is in reorganization or bankruptcy)"

ASSERTION:
----------
Simply put, it appears FIN 46 (R) is attempting to consolidate entities or arrangements whereby the primary beneficiary has the ability to absorb losses, reap residual returns, and make decisions that significantly impact the success of the entity (day to day, pricing, hire/fire, expenditure) - regardless of voting rights. Entities that are "stand alone" operating businesses that do not appear as extensions of the equity investors business are specifically exempted under FIN 46 (R), however fall under ARB 51 - majority voting interest rules. Based on the fact that the Company intends to conduct its business through a series of JV's, the Company believes these JV's are an extension of its business. The following is a statement from the Company's draft SB-2, "MD&A or Plan of Operation" section:

"Refuel America, Inc. (a development stage company), (the "Company") was incorporated on June 1, 2005 under the laws of the state of Delaware. The Company was formed for the purpose of developing and distributing innovative alternative fuels including biodiesel."

Considering that the Company is in the business of developing and distributing alternative fuels, including biodiesel, and the JV's principal business is the production of biodiesel, the Company believes it is appropriate to consolidate these JV's as this is how our business will be conducted. We believe not consolidating these JV's would be misleading to the investing public.

 FIN 46 (R) is to be applied before applying the majority voting interest in ARB 51.

Our understanding is that there is a two step sequence of events that need to occur in the evaluation of FIN 46 (R). First an enterprise needs to determine whether it has any variable interests as identified in FIN 46 (R) paragraph 2.C "variable interests are contractual, ownership or other pecuniary interests in an entity that change with changes in changes in the fair market value of the entities net assets exclusive of variable interests". Second, if not specifically excepted (or "scoped out") in paragraph 4 of FIN 46 (R), the entity needs to consider whether the "equity investment is at risk" as described in the conditions noted in paragraph 5 of FIN 46 (R).

We have determined that the NewGen and RFA (the "Company") has made an equity interest which is "at risk" pursuant to paragraph 2.C. (and entered into a subordinated debt arrangement), the voting interests (50%) are disproportionate to our potential share in losses or gains (meaning the equity contribution is not equal to our 50% voting partners contribution. Thus, a variable interest is present in each of the company's joint ventures, and the Company has a greater % of equity at risk than the partner.

Paragraph 4.H of FIN 46 (R) specifically excepts "entities deemed to be a business" unless substantially all of the entities activities are conducted on behalf of the reporting enterprise (extension of the business) or the reporting enterprise provides more than 1/2 the equity, subordinated debt or other subordinated financial support. At this stage, all the Company's joint ventures are not businesses as defined in appendix C, as they do are not a "self sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors", yet. Thus, they are not "scoped out". In addition, when the JV's do become operational, the Company will have a greater % of equity at risk than the JV partner.

As noted in paragraph 5.A of FIN 46 (R), the total equity investment at risk is not sufficient to permit the entity to finance its activities with out additional subordinated financial support.

CONCLUSION:
-----------
Based on the above research, all the NewGen and RFA joint venture equity interest relationships meet the criteria of holding variable interests as defined in paragraph 2.c of Fin 46 (R) and those variable interests are variable interest entities as defined by paragraph 5.c of FIN 46 (R). As such, the joint ventures should be consolidated into the financial statements of NewGen. Lastly, the JV's are an extension of the Company's business, and thus should be consolidated.

            Application of Interpretation No. 46 (R) for Actanol, LLC

ISSUE:
------
The management of NewGen Technologies, Inc. ("NewGen" or "the Company") and NWGT International, Inc (NWGT) a wholly-owned subsidiary that has joint venture relationships ("JV's) with several entities. We believe these entities should be consolidated into the financial statements of NewGen to provide more complete information about the resources, obligations, risks and opportunities of the NewGen. NewGen has disclosed in its public filings the fact that we have been entering into a series of JV's to operate its business. We believe FASB Interpretation No. 46 (R), Consolidation of Variable Interest Entities (FIN 46
(R)), applies to ALL NewGen joint ventures as the "voting interest" approach used in Accounting Research Bulletin No. 51, Consolidated Financial Statements (ARB 51) is "not effective in identifying controlling interests in entities that are not controllable through voting interests".

Our auditors have provided the following accounting guidance obtained from Accounting Research Bulletin No. 51, Consolidated Financial Statements, in their interpretation of conditions to consolidation: "As a general rule, direct (or indirect) ownership of more than 50% of the outstanding voting stock of a company is a condition that ordinarily points to consolidation. The only exception to this general rule is when control does not rest with the majority owners (e.g., subsidiary is in reorganization or bankruptcy)"

ASSERTION:
----------
Simply put, it appears FIN 46 (R) is attempting to consolidate entities or arrangements whereby the primary beneficiary has the ability to absorb losses, reap residual returns, and make decisions that significantly impact the success of the entity (day to day, pricing, hire/fire, expenditure) - regardless of voting rights. Entities that are "stand alone" operating businesses that do not appear as extensions of the equity investors business are specifically exempted under FIN 46 (R), however fall under ARB 51 - majority voting interest rules. Based on the fact that the Company intends to conduct its business through a series of JV's, the Company believes these JV's are an extension of its business.

Considering that the Company is in the business of developing and distributing alternative fuels, including biodiesel, and the JV's principal business is the production of biodiesel, the Company believes it is appropriate to consolidate these JV's as this is how our business will be conducted. We believe not consolidating these JV's would be misleading to the investing public.

 FIN 46 (R) is to be applied before applying the majority voting interest in ARB 51.

Our understanding is that there is a two step sequence of events that need to occur in the evaluation of FIN 46 (R). First an enterprise needs to determine whether it has any variable interests as identified in FIN 46 (R) paragraph 2.C "variable interests are contractual, ownership or other pecuniary interests in an entity that change with changes in changes in the fair market value of the entities net assets exclusive of variable interests". Second, if not specifically excepted (or "scoped out") in paragraph 4 of FIN 46 (R), the entity needs to consider whether the "equity investment is at risk" as described in the conditions noted in paragraph 5 of FIN 46 (R).

We have determined that the NewGen and NWGT (the "Company") has made an equity interest which is "at risk" pursuant to paragraph 2.C. (and entered into a subordinated debt arrangement), the voting interests (50%) are disproportionate to our potential share in losses or gains (meaning the equity contribution is not equal to our 50% voting partners contribution. Thus, a variable interest is present in each of the company's joint ventures, and the Company has a greater % of equity at risk than the partner.

Paragraph 4.H of FIN 46 (R) specifically excepts "entities deemed to be a business" unless substantially all of the entities activities are conducted on behalf of the reporting enterprise (extension of the business) or the reporting enterprise provides more than 1/2 the equity, subordinated debt or other subordinated financial support. At this stage, all the Company's joint ventures are not businesses as defined in appendix C, as they do are not a "self sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors", yet. Thus, they are not "scoped out". In addition, when the JV's do become operational, the Company will have a greater % of equity at risk than the JV partner.

As noted in paragraph 5.A of FIN 46 (R), the total equity investment at risk is not sufficient to permit the entity to finance its activities with out additional subordinated financial support.

CONCLUSION:
-----------
Based on the above research, all the NewGen and NWGT's joint venture equity interest relationship meets the criteria of holding variable interests as defined in paragraph 2.c of Fin 46 (R) and those variable interests are variable interest entities as defined by paragraph 5.c of FIN 46 (R). As such, the joint ventures should be consolidated into the financial statements of NewGen. Lastly, the JV is an extension of the Company's business, and thus should be consolidated.

 Application of Interpretation No. 46 (R) for PowerSHIFT Biofuels of Hawaii, LLC

ISSUE:
------
The management of NewGen Technologies, Inc. ("NewGen" or "the Company") and Refuel America, Inc (RFA) a wholly-owned subsidiary that has joint venture relationships ("JV's) with several entities. We believe these entities should be consolidated into the financial statements of NewGen to provide more complete information about the resources, obligations, risks and opportunities of the NewGen. NewGen has disclosed in its public filings the fact that we have been entering into a series of JV's to operate its business. We believe FASB Interpretation No. 46 (R), Consolidation of Variable Interest Entities (FIN 46
(R)), applies to ALL NewGen joint ventures as the "voting interest" approach used in Accounting Research Bulletin No. 51, Consolidated Financial Statements (ARB 51) is "not effective in identifying controlling interests in entities that are not controllable through voting interests".

Our auditors have provided the following accounting guidance obtained from Accounting Research Bulletin No. 51, Consolidated Financial Statements, in their interpretation of conditions to consolidation: "As a general rule, direct (or indirect) ownership of more than 50% of the outstanding voting stock of a company is a condition that ordinarily points to consolidation. The only exception to this general rule is when control does not rest with the majority owners (e.g., subsidiary is in reorganization or bankruptcy)"

ASSERTION:
----------
Simply put, it appears FIN 46 (R) is attempting to consolidate entities or arrangements whereby the primary beneficiary has the ability to absorb losses, reap residual returns, and make decisions that significantly impact the success of the entity (day to day, pricing, hire/fire, expenditure) - regardless of voting rights. Entities that are "stand alone" operating businesses that do not appear as extensions of the equity investors business are specifically exempted under FIN 46 (R), however fall under ARB 51 - majority voting interest rules. Based on the fact that the Company intends to conduct its business through a series of JV's, the Company believes these JV's are an extension of its business.

Considering that the Company is in the business of developing and distributing alternative fuels, including biodiesel, and the JV's principal business is the production of biodiesel, the Company believes it is appropriate to consolidate these JV's as this is how our business will be conducted. We believe not consolidating these JV's would be misleading to the investing public.

 FIN 46 (R) is to be applied before applying the majority voting interest in ARB 51.

Our understanding is that there is a two step sequence of events that need to occur in the evaluation of FIN 46 (R). First an enterprise needs to determine whether it has any variable interests as identified in FIN 46 (R) paragraph 2.C "variable interests are contractual, ownership or other pecuniary interests in an entity that change with changes in changes in the fair market value of the entities net assets exclusive of variable interests". Second, if not specifically excepted (or "scoped out") in paragraph 4 of FIN 46 (R), the entity needs to consider whether the "equity investment is at risk" as described in the conditions noted in paragraph 5 of FIN 46 (R).

We have determined that the NewGen and NWGT (the "Company") has made an equity interest which is "at risk" pursuant to paragraph 2.C. (and entered into a subordinated debt arrangement), the voting interests (50%) are disproportionate to our potential share in losses or gains (meaning the equity contribution is not equal to our 50% voting partners contribution. Thus, a variable interest is present in each of the company's joint ventures, and the Company has a greater % of equity at risk than the partner.

Paragraph 4.H of FIN 46 (R) specifically excepts "entities deemed to be a business" unless substantially all of the entities activities are conducted on behalf of the reporting enterprise (extension of the business) or the reporting enterprise provides more than 1/2 the equity, subordinated debt or other subordinated financial support. At this stage, all the Company's joint ventures are not businesses as defined in appendix C, as they do are not a "self sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors", yet. Thus, they are not "scoped out". In addition, when the JV's do become operational, the Company will have a greater % of equity at risk than the JV partner.

As noted in paragraph 5.A of FIN 46 (R), the total equity investment at risk is not sufficient to permit the entity to finance its activities with out additional subordinated financial support.

CONCLUSION:
-----------
Based on the above research, all the NewGen and RFA's joint venture equity interest relationship meets the criteria of holding variable interests as defined in paragraph 2.c of Fin 46 (R) and those variable interests are variable interest entities as defined by paragraph 5.c of FIN 46 (R). As such, the joint ventures should be consolidated into the financial statements of NewGen. Lastly, the JV is an extension of the Company's business, and thus should be consolidated.

  Application of Interpretation No. 46 (R) for PowerSHIFT Biofuels of Iowa, LLC

ISSUE:
------
The management of NewGen Technologies, Inc. ("NewGen" or "the Company") and Refuel America, Inc (RFA) a wholly-owned subsidiary that has joint venture relationships ("JV's) with several entities. We believe these entities should be consolidated into the financial statements of NewGen to provide more complete information about the resources, obligations, risks and opportunities of the NewGen. NewGen has disclosed in its public filings the fact that we have been entering into a series of JV's to operate its business. We believe FASB Interpretation No. 46 (R), Consolidation of Variable Interest Entities (FIN 46
(R)), applies to ALL NewGen joint ventures as the "voting interest" approach used in Accounting Research Bulletin No. 51, Consolidated Financial Statements (ARB 51) is "not effective in identifying controlling interests in entities that are not controllable through voting interests".

Our auditors have provided the following accounting guidance obtained from Accounting Research Bulletin No. 51, Consolidated Financial Statements, in their interpretation of conditions to consolidation: "As a general rule, direct (or indirect) ownership of more than 50% of the outstanding voting stock of a company is a condition that ordinarily points to consolidation. The only exception to this general rule is when control does not rest with the majority owners (e.g., subsidiary is in reorganization or bankruptcy)"

ASSERTION:
----------
Simply put, it appears FIN 46 (R) is attempting to consolidate entities or arrangements whereby the primary beneficiary has the ability to absorb losses, reap residual returns, and make decisions that significantly impact the success of the entity (day to day, pricing, hire/fire, expenditure) - regardless of voting rights. Entities that are "stand alone" operating businesses that do not appear as extensions of the equity investors business are specifically exempted under FIN 46 (R), however fall under ARB 51 - majority voting interest rules. Based on the fact that the Company intends to conduct its business through a series of JV's, the Company believes these JV's are an extension of its business.

Considering that the Company is in the business of developing and distributing alternative fuels, including biodiesel, and the JV's principal business is the production of biodiesel, the Company believes it is appropriate to consolidate these JV's as this is how our business will be conducted. We believe not consolidating these JV's would be misleading to the investing public.

 FIN 46 (R) is to be applied before applying the majority voting interest in ARB 51.

Our understanding is that there is a two step sequence of events that need to occur in the evaluation of FIN 46 (R). First an enterprise needs to determine whether it has any variable interests as identified in FIN 46 (R) paragraph 2.C "variable interests are contractual, ownership or other pecuniary interests in an entity that change with changes in changes in the fair market value of the entities net assets exclusive of variable interests". Second, if not specifically excepted (or "scoped out") in paragraph 4 of FIN 46 (R), the entity needs to consider whether the "equity investment is at risk" as described in the conditions noted in paragraph 5 of FIN 46 (R).

We have determined that the NewGen and NWGT (the "Company") has made an equity interest which is "at risk" pursuant to paragraph 2.C. (and entered into a subordinated debt arrangement), the voting interests (50%) are disproportionate to our potential share in losses or gains (meaning the equity contribution is not equal to our 50% voting partners contribution. Thus, a variable interest is present in each of the company's joint ventures, and the Company has a greater % of equity at risk than the partner.

Paragraph 4.H of FIN 46 (R) specifically excepts "entities deemed to be a business" unless substantially all of the entities activities are conducted on behalf of the reporting enterprise (extension of the business) or the reporting enterprise provides more than 1/2 the equity, subordinated debt or other subordinated financial support. At this stage, all the Company's joint ventures are not businesses as defined in appendix C, as they do are not a "self sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors", yet. Thus, they are not "scoped out". In addition, when the JV's do become operational, the Company will have a greater % of equity at risk than the JV partner.

As noted in paragraph 5.A of FIN 46 (R), the total equity investment at risk is not sufficient to permit the entity to finance its activities with out additional subordinated financial support.

CONCLUSION:
-----------
Based on the above research, all the NewGen and RFA's joint venture equity interest relationship meets the criteria of holding variable interests as defined in paragraph 2.c of Fin 46 (R) and those variable interests are variable interest entities as defined by paragraph 5.c of FIN 46 (R). As such, the joint ventures should be consolidated into the financial statements of NewGen. Lastly, the JV is an extension of the Company's business, and thus should be consolidated.